Exhibit 99.1

May 10, 2005

CAMTEK Ltd. WILL REPORT ITS EARNINGS FOR THE FIRST QUARTER OF 2005 ON MAY 18 AND HOST A
CONFERENCE CALL ON MAY 19, 2005

Migdal Ha’Emek – May 22, 2005 – Camtek Ltd. (NASDAQ: CAMT) announced today that it will report its financial results for the first quarter of 2005, on Wednesday, May 18, 2005.

The company will host a conference call on Thursday, May 19, 2005 at 11:00 a.m. EST. Moshe Amit, Chief Financial Officer, and Yuval Attias, Controller, will be on the call and will be available to answer investor questions after presenting the results. To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

US:	1 866 229 7198	at 11:00 a.m. EDT
UK:	0 800 917 5108	at 4:00 p.m. UK time
Israel:	03 918 0610	at 6:00 p.m. Israel time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at http://www.camtek.co.il/ beginning 48 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-5-469-4902	Fax: +972 544 246720	kenny@gk-biz.com
mosheamit@camtek.co.il		ehud@gk-biz.com